List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
10 February 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement
Interim results for the six months ended 31
December 2010.
(10 February 2011)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

10 February 2011
Commission File Number 001-10691

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 10 February 2011	By:	/s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary

Half year results, six months ended 31 December 2010

Organic net sales growth of 4%. Stronger volume growth and improved price/mix was delivered in North America; continued momentum in International again led to double digit top line growth in the region and top line growth improved in Asia Pacific. Europe’s performance was weaker given the challenging economic conditions. At a group level, top line growth delivered gross margin improvement.  Investment to drive growth continued with organic marketing spend up 10% and increased overhead investment, particularly in Latin America. Organic operating profit grew 2%. Returns increased with continued strong free cash flow of £775 million.

Summary results

	First half F11		First half F10		Organic movement	Reported movement

Volume[1]	79.0	m	76.8	m	3%	3%
Net sales	£5,320		£5,207	m	4%	2%
Marketing spend	£813	m	£725	m	10%	12%
Operating profit before exceptional items	£1,727	m	£1,631	m	2%	6%
Operating profit	£1,718	m	£1,536	m		12%
Reported tax rate	21.8%		22.3%
Profit attributable to parent company’s equity shareholders	£1,194	m	£1,016	m		18%
Free cash flow	£775	m	£904	m		£(129	)m
Basic eps – pence per share	47.9		40.9			17%
eps pre-exceptionals – pence per share	48.2		44.2			9%
Interim dividend – pence per share	15.5		14.6			6%

1   Volume is equivalent units

Organic growth by region

	North America	Europe	International	Asia Pacific

Volume %	2	(2)	9	8
Net sales %	3	(3)	13	7
Marketing spend %	12	1	18	10
Operating profit %	5	(9)	15	18

Exchange rate movements

	Venezuela	Other	Total

Net sales £m	(211)	158	(53)
Operating profit before exceptional items £m	(57)	127	70

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2010 said:

“Momentum is building in our business. Our top line performance was stronger and price/mix improved.  We have increased marketing spend significantly, up 10%, but in a very focused way.  35% of the increase was behind strategic brands in US spirits to build the brand equity as we move away from promotional support and over 60% of the increase was on our brands in the faster growing emerging markets. Despite the economic weakness in much of Europe, our first half performance gives me increased confidence that we will improve on the organic operating profit growth we delivered in fiscal 2010”.

Definitions

Unless otherwise stated in this announcement: volume is in millions of equivalent units; net sales are sales after deducting excise duties; percentage movements are organic movements; commentary refers to organic movements and share refers to value share. The classification of brands as ‘global priority brands’ and ‘other brands’ has been discontinued for reporting purposes.  For subsequent reporting periods no performance data using this classification will be provided in interim or preliminary results announcements. See page 36 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps to eps pre-exceptionals and to underlying eps.

North America – Volume growth and mix improvement in US spirits and a solid recovery in Canada

•	North America returned to volume growth and delivered mix improvement led by the growth of spirits
•	Innovation contributed significantly to net sales growth
•	Gross margin expansion was driven by improved product mix and tight control of cost of goods
•	Marketing spend increased 12% with further increases in investment behind the strategic spirits brands
•	Promotional spend was reduced on US spirits brands in the off trade which cost Diageo 1 percentage point of share
•	Wine declined as promotional support was reduced in a category where growth was driven by increased promotions
•	A reduction in overheads also contributed to operating margin improvement

Europe – Continued economic weakness impacted performance in the region despite strong growth in the emerging markets of Russia and Eastern Europe

•	The economic pressures in Greece, Iberia and to a lesser extent Ireland led to a 13% net sales decline across these markets

•	In Great Britain net sales grew 1%, however negative price/mix in spirits and the strong growth of wine led to margin erosion

•	Russia and Eastern Europe grew net sales over 20% as a result of the improving economic situation and strong growth of imported spirits

•	In the rest of Europe a mixed performance resulted in net sales decline of 1%

•	Import restrictions in Turkey resulted in no trading in the domestic channel in the half

•
In line with these trends, marketing spend in Greece and Iberia decreased 21%, spend in Russia and Eastern Europe increased over 50% whilst spend in the rest of Europe increased slightly, focused on strategic brands

•	Operating profit decline was principally driven by negative category mix in Great Britain and economic weakness in Greece and Iberia

International – Continued strong performance with double digit net sales growth and positive price/mix in all three hubs

•	Increased marketing spend across the region and improved distribution in key markets drove volume growth of 9% and net sales growth of 13%

•	In Latin America and the Caribbean, the strong performance of scotch brands delivered double digit volume growth and price/mix improvement

•	In Africa the continued strong performance of beer in East Africa, Nigeria and Cameroon and the growth of scotch in South Africa drove net sales growth of 10%

•	GTME benefitted from further increases in marketing investment along with innovation in both product and retail offerings which resulted in volume growth of 10% and net sales growth of 15%

•	Marketing investment grew ahead of net sales, driving strong top line growth. Nevertheless, operating margins improved again

Asia Pacific – Double digit growth in scotch extended Diageo’s position as the leading scotch company in Asia. The emerging markets in Asia grew net sales 15%

•	Top line improvement was led by the emerging markets of Asia, which grew net sales 15% driven by India, Thailand, Malaysia and Vietnam, together with 9% growth in Korea

•	Diageo strengthened its leadership position in scotch across the region gaining share in all markets

•	Johnnie Walker was the key driver of performance, supported by double digit net sales growth on Windsor and The Singleton

•	There was a strong performance in Korea with share gains in the scotch category

•	In Australia, Diageo gained share in spirits and ready to drink, but net sales declined due to a more aggressive off trade pricing environment

•	Marketing spend grew ahead of net sales, focused on Johnnie Walker in emerging markets

•	Operating margin increased as higher marketing spend was more than offset by lower overheads

Category performance
	Volume movement* %	Organic net sales movement %	Reported net sales movement %

Spirits	4	5	3
Beer	1	3	3
Wine	(4)	5	(5)
Ready to drink	(2)	(1)	2
Total	3	4	2

*	Volume movement is both reported and organic, except for wine where reported movement was (10)% primarily due to disposals in Europe and North America

Spirits: Spirits was the driver of overall net sales growth for Diageo, led by scotch, up 6%, and vodka, up 8%. Within scotch, the key driver was Johnnie Walker in the emerging markets where net sales grew 23%. This was supported by Windsor and Buchanan’s in the deluxe segment and by Black & White, VAT 69 and White Horse in the standard and value segments. North America contributed most to the growth of vodka, with continued strong momentum in Cîroc and the launch of RÖKK vodka in the premium segment. Smirnoff net sales declined in its largest markets of the United States and Great Britain but grew high double digits in the emerging markets, reflecting the strategy of positioning standard products to emerging middle class consumers. Marketing spend behind spirits grew 15%. Key campaigns in the period were the global “Walk with Giants” campaign on Johnnie Walker, the Smirnoff “Nightlife Exchange Project”, a strong holiday programme entitled “Cîroc the New Year” in North America and an increase in digital marketing and sponsorship supporting the global growth of Captain Morgan.

Beer: There was double digit net sales growth and positive price/mix in Africa led by Harp in Nigeria, Tusker in East Africa and Windhoek in South Africa. Ireland was the key driver of the 4% net sales decline of beer in Europe, as Guinness declined due to weakness in the on trade, particularly in rural areas. In Asia Pacific beer net sales grew 6% following a successful “Arthur’s Day” programme on Guinness and increased on trade activity in Malaysia. Two percentage points of positive price/mix on beer was driven by price increases taken across Africa and in Great Britain.

Wine: North America and Great Britain together account for over 85% of Diageo’s wine business. Net sales of wine in North America declined 7% as promotional support was reduced. In the United States, this resulted in share loss in an overall wine category growing at 5% and driven by increased promotions. In Great Britain meanwhile, wine net sales grew strongly at 18% led by a strong summer Bordeaux campaign and distribution of the [yellow tail] brand.

Ready to drink: Although net sales declined 1%, there was an improvement in the half, due to a slowdown in the rate of decline in North America, stabilisation in Australia and growth in emerging markets such as Brazil and Nigeria. In Great Britain, the traditional ready to drink segment remained in decline, although pre-mix cans continued to grow strongly at over 40%. Diageo has a leading position in this segment and grew share. Likewise in Australia, Diageo is driving the emergence of ready to serve through innovations such as Smirnoff Signature Serves and Smirnoff Cocktails. These new products have created retailer and consumer excitement and now appear as a permanent fixture in off trade outlets.

Strategic brands performance*

Brand performance is now reported using the 14 strategic brands below. This replaces the previous classification of 8 global priority brands, which was introduced in 2002 following the Seagram acquisition.  The new classification is a natural evolution and better reflects the way in which brands are managed.

	Volume movement** %	Organic net sales movement %	Reported net sales movement %

Whisk(e)y
Johnnie Walker	11	10	11
Crown Royal	3	5	10
JεB	(8)	(10)	(11)
Windsor	6	11	20
Buchanan’s	(3)	14	(33)
Bushmills	5	5	7

Vodka
Smirnoff	2	(1)	2
Ketel One	2	-	5
Cîroc	128	131	139

Liqueurs
Baileys	3	1	-

Rum
Captain Morgan	7	7	12

Tequila
Jose Cuervo	7	7	10

Gin
Tanqueray	(3)	(2)	1

Beer
Guinness	(2)	(1)	-

 * Spirits brands excluding ready to drink; grouped by category
** Volume movement is both reported and organic

Johnnie Walker: Johnnie Walker contributed over a third of Diageo’s net sales growth in the period, driven by International. The fastest growth came from the super deluxe variants, led by Johnnie Walker Blue Label, while Black Label growth outstripped Red Label as consumers began to trade back up.  However, higher promotional spend, particularly in Asia, led to one percentage point of negative price/mix.  Volume was down in North America, but depletions grew in a broadly flat scotch category. In Europe, performance was impacted by sharp declines in Spain and Greece, its largest markets, but this was partially offset by strong growth in Russia and Eastern Europe. Marketing spend increased 19% driven by investment in International and Asia Pacific behind the proven global “Walk with Giants” campaign.

Crown Royal:  Crown Royal grew net sales driven by strong growth of Crown Royal Black which sells at a price premium to the base variant and contributed to 2 percentage points of price/mix improvement. Crown Royal Black remained the number one product in IRI’s new spirits product tracker.

JεB: The majority of the net sales decline stemmed from Spain, the brand’s largest market, where consumer confidence remained low and there was destocking at the wholesale and retail level. JεB continued to lose share as consumers traded down to lower priced scotch brands. In France, the brand’s second largest market, increased marketing spend and successful new bottle formats drove an 8% increase in net sales.

Windsor: Windsor remained the best selling scotch brand in Korea, growing share by one percentage point in the period, driven by strong momentum behind the Windsor 12 variant. A price increase contributed to double digit net sales growth.

Buchanan’s: Price increases in Latin America and the success of the newly launched premium Buchanan’s Master variant drove net sales growth.  In the United States, where Buchanan’s is the fastest growing brand in the scotch category, net sales grew 34%, as marketing spend increased awareness amongst multicultural consumers.

Bushmills: Bushmills grew net sales in all regions. Marketing spend behind the “Bushmills Brothers” campaign and the launch of new packaging for Bushmills single malts helped drive global net sales growth.

Smirnoff: Although there was strong growth in International, the vodka category remained intensely competitive in Europe which led to negative price/mix and net sales down 1%. In the United States, Smirnoff lost share as the reduction in the level of off trade price promotion increased its relative price. In Europe, net sales declined due to the economic difficulties in Spain and Greece, along with lower volume and negative channel mix in Great Britain. In Latin America and India, Smirnoff’s strategy of building the brand by positioning it to the emerging middle class consumer continued to be successful, delivering strong net sales growth. Marketing spend increased 16% as the Smirnoff “Nightlife Exchange Project” was launched globally.

Ketel One vodka: In North America net sales were down 1%, reflecting the competitive pressures in the super premium vodka segment.  However, volume continued to grow behind the successful “Gentlemen, this is vodka” campaign.  The roll out of the brand into other markets led to double digit net sales growth in all regions outside North America.

Cîroc: Cîroc continued its momentum in the United States significantly growing volume and net sales, as well as gaining share in the ultra premium vodka segment.  The new Coconut and Red Berry flavours drove overall brand growth and comprised over 50% of total brand volume.

Baileys: Baileys returned to volume and net sales growth led by International. In Europe, performance was negatively impacted by the slowdown in Iberia and Southern Europe, where liqueurs suffered disproportionately. A challenging off trade promotional environment in Great Britain and Australia contributed to two percentage points of negative price/mix.

Captain Morgan: Captain Morgan grew net sales in all four regions, notably in Europe. However, in the United States, its largest market, the brand lost share due to the introduction of new spiced rums at lower prices or higher proofs.  Outside of the United States, Captain Morgan grew net sales and share in the key markets of Great Britain, Canada and Mexico, supported by increased marketing spend.

Jose Cuervo: Within an intensely competitive retail environment in the United States, Cuervo continued to sell at a price premium to competitors but ceded share. Especial Silver and new flavour variants helped drive brand performance. Outside of the United States, a new distribution agreement in Australia was the key contributor to global net sales growth of 7%.

Tanqueray: Depletions grew in North America but volume and net sales declined primarily as a result of destocking in the period. Tanqueray performed strongly in International and particularly in Europe.  Innovative marketing executions in Great Britain, including a sponsorship with the Goodwood Estate, and increased spend in Spain led to strong net sales growth in these markets.

Guinness: Overall performance was negatively impacted by a sharp net sales decline in Ireland, where the economic conditions accelerated the shift to the off trade. In Great Britain, performance also declined, partly due to consumers’ preference for lager during the 2010 Football World Cup. In Africa, the brand continued to sell at a price premium to local lagers, and Cameroon and East Africa drove growth in volume and net sales. Marketing spend was concentrated behind the second global “Arthur’s Day”.

Marketing spend

Marketing spend increased 10% in the half, principally focused on strategic brands. Marketing spend as a percentage of net sales increased 80 basis points to 15.3%. Spend increased significantly behind emerging markets and spirits in North America.  Johnnie Walker spend increased 19% focused on both recruitment and premiumisation across emerging markets.  The primary campaign for Smirnoff was the global “Nightlife Exchange Project” as investment behind the brand increased 16%. As Captain Morgan continued its strong growth trajectory, marketing spend increased 30%, with double digit increases in investment across all regions.

Corporate revenue and costs

Net sales were £38 million in the six months ended 31 December 2010, down £2 million from £40 million in the comparable prior period. Net operating charges were £64 million in the six months ended 31 December 2010. This was a reduction of £63 million over the prior period. Diageo undertakes the majority of its currency transaction hedging centrally and therefore £98 million of positive year on year transaction impact was taken to corporate in this half. There was an incremental charge of £39 million relating to the difference between budget and achieved rates arising in the period as the results of the four regions are reported using budget transaction exchange rates.  There was a £4 million reduction in underlying corporate costs.

Exchange rate movements

Foreign exchange movements in the period:

•	decreased net sales by £53 million
•	increased operating profit by £70 million
•	decreased profit from associates by £5 million
•	reduced net finance charges by £10 million

The impact of foreign exchange movements in the six months ended 31 December 2010 was adversely impacted by the weaker Venezuelan bolivar. For the year ending 30 June 2011 foreign exchange movements are expected to increase operating profit by £55 million and are not expected to materially affect the net finance charge based on applying current exchange rates (£1 = $1.56 : £1 = €1.18).  This guidance excludes the impact of IAS 21 and 39 but includes the impact of revaluing the Venezuelan bolivar at the rate used for the reported results for the six months ended 31 December 2010.

Exceptional operating costs

	First half F11 £ million	First half F10 £ million

Restructuring of global supply operations	(4)	(69)
Restructuring of Irish brewing operations	(5)	(5)
Global restructuring programme	-	(21)
Total	(9)	(95)

Cash expenditure	(67)	(76)

A charge of approximately £45 million is expected to be incurred in the year ending 30 June 2011 in respect of exceptional restructuring charges, while cash expenditure is expected to be approximately £150 million.

Post employment liabilities

The deficit in respect of post employment plans before taxation decreased by £370 million from £1,205 million at 30 June 2010 to £835 million primarily as a result of an increase in the market value of assets held by the post employment plans.

Management reports

The interim report for the six months ended 31 December 2010 comprises the Half-Yearly Financial Report that Diageo is required to publish under the Disclosure and Transparency Rules of the UK’s Financial Services Authority. Diageo will issue its next interim management statement on 5 May 2011. The year end preliminary results announcement will be issued on 25 August 2011.

BUSINESS REVIEW
For the six months ended 31 December 2010

OPERATING REVIEW

North America

Reported results:
	First Half F10 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	First Half F11 £ million	Reported movement %
Volume (millions of equivalent units)	27.6	-	(0.1)	0.5	28.0	1
Net sales	1,695	82	(23)	53	1,807	7
Marketing spend	228	11	-	29	268	18
Operating profit before exceptional items	667	23	(1)	34	723	8
Exceptional items	(6)				-
Operating profit	661				723	9

Organic performance:

Net sales growth of 3% in North America was driven by the improved performance of the strategic spirits brands. In the United States there were some signs of a gradual economic recovery but high unemployment and low income growth held back a significant improvement in consumer confidence. Despite this, the industry reported value growth across spirits, beer and wine.  In spirits and wine, mirroring the positive mix trend in the industry, Diageo net sales grew faster in the premium and above segments than in standard and below. Diageo’s strategy to reduce discounting and promotional activity resulted in share loss but contributed to positive price/mix.  Mix improvement, strict control of cost of goods and a reduction in overheads delivered operating profit growth of 5%.  Canada showed a solid recovery with growth in both the on and off trade and Diageo increased its share of spirits.
	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
United States	1	3	6
Canada	4	4	13

By category:
Spirits	2	4	9
Beer	(1)	1	7
Wine	(10)	(7)	(16)
Ready to drink	(1)	(2)	3

Strategic brands:**
Johnnie Walker	(6)	(4)	-
Smirnoff	2	1	6
Baileys	1	1	6
Captain Morgan	1	1	6
Jose Cuervo	7	7	12
Tanqueray	(7)	(5)	(1)
Crown Royal	2	4	9
Ketel One	1	(1)	4
Cîroc	131	134	144
Guinness	1	1	6
*	Volume movement is both reported and organic except for wine where reported movement was (19)% due to disposals in the period
**	Spirits brands excluding ready to drink

United States – Volume growth, mix improvement and strong marketing spend

Volume performance was driven by spirits, as beer and wine declined and ready to drink remained flat.  Within spirits, volume growth was led by Cîroc up 131% and Jose Cuervo up 7%.   Net sales growth was primarily driven by Cîroc up 134%, Crown Royal up 5% and innovation. The strategic decision to reduce promotional activity contributed to price/mix improvements in spirits, beer and wine but share losses across many categories and segments.

Johnnie Walker volume declined 9% due predominantly to a planned reduction in wholesaler inventories of Johnnie Walker Red and Black Labels to bring shipments and depletions closer in line.  Net sales decreased 6% as price increases were taken across most variants and mix improved due to the performance of super deluxe variants, Johnnie Walker Gold, Blue and King George V, as well as the introduction of The John Walker.

Smirnoff returned to volume growth on the performance of Smirnoff Red up 3% partially offset by the decline in Smirnoff Flavours and Smirnoff Blue.  Net sales declined 1% as price/mix was negative across all variants.  Promotional activity in the premium vodka segment remained high.  However, promotions on Smirnoff were reduced, resulting in a share loss of 1 percentage point.

Baileys net sales declined 1%. A good performance by Baileys flavours, up 6%, was not sufficient to offset a 3% decline on the base variant. The brand continued to sell at a premium price despite challenging economic conditions and Baileys gained 0.2 percentage points of share.

Captain Morgan remained under pressure from new spiced rum entrants, with over 40 new brands launched in the past five years.  As a result, Captain Morgan lost 0.3 percentage points of share.  Volume was flat and net sales declined 1%, primarily due to a reduction in volume of Parrot Bay.

Volume and net sales of Jose Cuervo increased 7% in comparison to the first half of fiscal 2010 when the brand experienced some destocking.  The brand continued to sell at a premium price in line with strategy despite continued competition and Jose Cuervo lost 3.3 percentage points of share. Jose Cuervo Silver continued to perform well and maintained its position as the number one silver tequila by volume in the United States.  In the super and ultra premium segments, Jose Cuervo Tradicional performed well.

Tanqueray volume declined as inventories of London Dry Gin were reduced at the wholesaler level.  Positive price/mix was due to price increases and the strong performance of Tanqueray Ten, up 14% in net sales.

Crown Royal grew volume 2% and net sales 5% fuelled by the success of Crown Royal Black and Crown Royal Cask 16. Crown Royal Black remained number one in IRI’s new spirits product tracker, while the brand grew 0.2 percentage points of share.

Ketel One vodka volume was flat and net sales decreased 1%. Declines in Ketel One Citroen were partially offset by increases in Ketel One Oranje which was launched last year.  Competition remained strong in the vodka category and Ketel One vodka lost 0.2 percentage points of share.

Cîroc was the driving force behind growth in the United States. Volume increased due to the continued success of the new Cîroc flavours Coconut and Red Berry, which have exceeded expectations.  Price increases helped drive positive price/mix.  Cîroc’s exceptional performance has driven 0.3 percentage points of share gain in a highly competitive category.

Guinness grew volume and net sales 1% driven by Guinness Draft in Cans and the success of Guinness Foreign Extra Stout, which launched nationally in October.  Guinness lost 0.1 percentage points of share driven by declines in Guinness Draft in Bottle, lapping the 250th Anniversary Stout launch of a year ago.

Bushmills grew volume 10% and net sales 5% following a planned price reduction to reposition the brand in line with its competition.  Gordon’s, Popov, Seagram’s 7 Crown and Seagram’s VO all declined reflecting the slowdown in the value and standard segments.

Reserve brands grew volume 23% and net sales 27% with growth across nearly all brands.  Volume growth and selective price increases across key brands such as Johnnie Walker Blue Label and Cîroc helped drive much of the positive price/mix for the half. Also of note were the performances of Buchanan’s Special Reserve up 36% and Classic Malts up 26% in net sales.

Red Stripe held volume flat but grew net sales 7% on price increases and the continued success of Red Stripe Light.  Harp volume and net sales both fell 5% and Smithwick’s volume and net sales declined 9% due to heavy competition from craft beers.

Wine volume declined 10% and net sales declined 7% as promotional support was reduced compared to the prior period. Declines in the Sterling Vintners Collection were partially offset by BV Georges de La Tour and the Sterling reserve wines. Within the Chalone wine group A by Acacia outperformed the market due to distribution gains and off trade programmes while Chalone Vineyards and Edna Valley declined.  Rosenblum net sales declined as consumers shifted away from vineyard designate and appellations to vintner’s cuvees.

Ready to drink volume was held flat on the success of Smirnoff Mixed Drinks.  Net sales declined 1% as the Smirnoff, Jose Cuervo and Captain Morgan cocktail lines declined due to their premium price.

Innovation centred on the vodka category with the launch of RÖKK vodka, Godiva Chocolate Vodka and Moon Mountain Vodka. RÖKK, a freeze filtered vodka from Sweden, was positioned in the premium segment while Godiva Chocolate Vodka and Moon Mountain Vodka offered alternatives in the super premium segment.

Marketing increased by 11% as Diageo maintained its commitment to invest behind strategic brands and proven marketing programmes. Diageo continued its focus on Smirnoff Red behind the “I Choose” campaign and launched the DJ reality TV show “Master of the Mix.”  Crown Royal integrated Crown Royal Black into NASCAR, football and the “Crown Royal Affair.” Captain Morgan increased its sport sponsorships and the “One Million Pose” social responsibility campaign.  Cîroc continued its collaboration with Sean “Diddy” Combs around the “Ultimate Summer Cabana” and “Cîroc the New Year” in conjunction with E! Entertainment. This investment has increased Diageo’s share of voice to 9.5% overall with increases across spirits, beer and ready to drink.

Canada – Recovery of the on trade drove volume and net sales growth

The favourable turnaround in the on trade was reflected in Diageo’s volume and net sales growth of 4%.  Volume performance was driven by Smirnoff up 6%, Captain Morgan up 8%, Johnnie Walker up 44% and Baileys up 8%, while net sales were driven by Smirnoff up 8%, Captain Morgan up 11% and Johnnie Walker up 44%. Price/mix was flat as price increases on Smirnoff, Captain Morgan and Tanqueray were offset by the decline in the ready to drink segment.

Europe

Reported results:
	First Half F10 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	First Half F11 £ million	Reported movement %

Volume (millions of equivalent units)	22.0	-	-	(0.5)	21.5	(2)
Net sales	1,547	(38)	(13)	(52)	1,444	(7)
Marketing spend	229	(6)	(1)	3	225	(2)
Operating profit before exceptional items	528	(9)	1	(49)	471	(11)
Exceptional items	(6)				-
Operating profit	522				471	(10)

Organic performance:

Economic weakness in a number of markets created an overall challenging environment for the Europe region. There were notable net sales declines in Greece, Iberia and to a lesser extent Ireland that led to declines in Johnnie Walker, JεB and Guinness. Russia, Eastern Europe and Germany performed well, led by the scotch and liqueur categories in Russia and Eastern Europe and by the scotch and rum categories in Germany. There was moderate net sales growth in Great Britain with strong price/mix improvement in wine.  Negative price/mix was mainly due to the decline in scotch in Southern Europe and challenging trading conditions for Smirnoff in Great Britain. Whilst marketing spend was reduced in line with net sales in Greece and Iberia, overall spend in Europe increased 1%, reflecting a significant increase in Russia and Eastern Europe. Captain Morgan benefited from a double digit increase in marketing spend as the brand continued to perform strongly.  Operating profit declined 9%, driven by economic weakness in Southern Europe and margin decline in Great Britain.

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
Great Britain	(1)	1	1
Ireland	(1)	(5)	(12)
Iberia	(13)	(14)	(19)
Greece	(35)	(38)	(42)
Russia	9	31	36

By category:
Spirits	(2)	(5)	(7)
Beer	(5)	(4)	(9)
Wine	(2)	17	8
Ready to drink	(4)	(8)	(9)

Strategic brands:**
Johnnie Walker	(5)	(5)	(7)
Smirnoff	(6)	(15)	(16)
Baileys	1	(2)	(4)
JεB	(6)	(10)	(14)
Captain Morgan	37	45	44
Guinness	(6)	(5)	(7)

*
Volume movement is both reported and organic, except for wine where reported movement was (6)% primarily due to the disposal of Barton & Guestier and Ireland where reported movement was (3)% primarily due to the disposal of the Gilbeys wine business in Ireland

**	Spirits brands excluding ready to drink

Great Britain – Moderate net sales growth achieved as the economy continued its fragile recovery

In Great Britain, net sales grew as the market continued to be characterised by the shift from the on trade to the off trade.  The spirits market was flat and Diageo spirits broadly maintained share, as a gain of 0.9 percentage points in the off trade offset a decline of 0.7 percentage points in the on trade. Net sales of Smirnoff were down 16% following customer stock building in fiscal 2010 ahead of the anticipated duty increase in the emergency budget in June and a loss of share in the on trade.  Smirnoff also experienced negative price/mix as the on trade contracted and price conscious consumers in the off trade bought more on promotion.  Net sales of Baileys grew 2% and gained 2.9 percentage points of share, the new “Let’s do this again” campaign was launched in the half and marketing spend was flat. Guinness net sales declined 2%. Although Guinness Surger increased brand distribution into a further 9,500 outlets, this failed to offset the continued contraction of the on trade with, on average, 29 outlets closing each week. The brand achieved 3 percentage points of price/mix driven by a price increase taken in the prior year and customer mix.  Wine net sales grew 18% as price increases on Blossom Hill combined with strong sales of the higher value en primeur wines drove strong price/mix. Marketing spend increased 3% and investment behind the total Smirnoff brand increased 4%, focused on the global “Nightlife Exchange Project”, and support behind Smirnoff innovations including Smirnoff and Cola and Smirnoff Flavours. Guinness marketing spend was down as the brand switched its sponsorship programme from the rugby premiership to the Six Nations and international rugby.

Ireland – Spirits outperformed beer as Guinness was impacted by further on trade declines

In Ireland volume fell slightly whilst net sales declined 5% driven by beer which represents over 80% of Diageo Ireland net sales.  Net sales of total beer declined 6% and Guinness net sales declined 8% as the economic conditions continued to impact the market. Core consumers reduced their consumption frequency and the shift to the off trade accelerated resulting in a share loss on Guinness of 0.2 percentage points.  However, spirits performed better as volume grew 2% and 3 percentage points of price/mix drove net sales growth to 5%. This was driven by share gains in a declining spirits market and a reduction in cross border trade.  Captain Morgan grew net sales double digit and remained the fastest growing spirit brand in Ireland, gaining over 10 percentage points of share.  Procurement efficiencies drove a 3% reduction in marketing spend whilst the reinvestment rate was broadly flat.  Guinness marketing spend was up as the business focused on fewer, bigger events such as “Arthur’s Day” and spend decreased behind Captain Morgan and Smirnoff.

Iberia – Further deterioration in the spirits market and consumer confidence is reflected in business performance

Volume in Iberia declined 13% and net sales decreased 14%. The business was impacted by further destocking which accounted for over a third of the volume decline, as customers experienced reduced financial liquidity and further declines in consumer confidence impacted demand. Volume of JεB fell 10% as the scotch category continued to decline. There was also price/mix dilution due to the increased volume sold through lower margin cash and carry and hypermarket customers.  Johnnie Walker was impacted by some destocking with volume down 11% and net sales down 12%, however both Johnnie Walker Red Label and Johnnie Walker Black Label grew share in the declining scotch category in the six months to December 2010 and Diageo grew its share of total scotch in the off trade in the half. In the slow growth rum category, private label and value brands grew, as consumers sought greater value for money.  As a result, Cacique volume and net sales were down 24% and 26% respectively. The gin category continued to decline whilst premium gin grew at the expense of local and standard gin brands. Tanqueray delivered double digit volume and net sales growth, whilst sacrificing 1 percentage point of price/mix following deeper and more frequent off trade promotions to increase competitiveness.  This was supported by a print and digital campaign combined with the “Mentor at Home” programme. Support continued behind ready to serve cocktails with the launch of JεB Manhattan and the further roll out of draught Cacique Mojito.  The packaged ready to serve segment has become more competitive with private label entrants, which has impacted price/mix.  Marketing spend declined in line with net sales.  Remaining spend focused on the new JεB kite surfing sponsorship, “JεB Masters of Kite” to drive relevance with consumers, a TV campaign to support the launch of JεB Manhattan and the national launch of Johnnie Walker’s “Walk with Giants” campaign.

Greece – The deteriorating economic conditions impacted the business in the first half

Lower disposable income due to the economic downturn and excise duty increases totalling 87% over the course of 2010 led to a 35% decline in volume in Greece and net sales fell 38%.  Negative price/mix was a result of the higher margin on trade declining at a faster rate than the off trade and prices of some brands being reduced to maintain affordability.  As part of a large scotch market, Johnnie Walker was significantly impacted as was Dimple, which declined sharply, as deluxe scotch was impacted more severely.  With its strong brand equity, Haig proved more robust and the brand gained share although volume again declined.  Outside of the scotch category, net sales of all other spirits declined. Marketing spend was maintained as a percentage of net sales and therefore reduced by 38%.

Russia and Eastern Europe – Recovery continued in Russia and signs of trading up returned

Russia and Eastern Europe combined delivered double digit volume and net sales growth. The strong growth of imported spirits and the benefit of price increases last year drove mix improvements.  Johnnie Walker performed well across the region with increased net sales of 26%.  In addition, White Horse and Bell’s continued to perform well delivering double digit growth and Baileys achieved double digit net sales growth across the region.  Vodka net sales declined 2% as growth of Smirnov in Russia and growth of Smirnoff in third party distributor markets in Eastern Europe failed to offset the decline of Smirnoff Vladimir in Poland.  Marketing spend increased markedly, following lower levels of investment last year. Investment was focused behind the Johnnie Walker “Walk with Giants” campaign and Captain Morgan internet advertising.

Rest of Europe – Strong performance of scotch and rum across the rest of Europe

Import restrictions on Diageo Turkey resulted in no trading in the domestic channel in the half. Elsewhere in Europe Johnnie Walker Red Label performed very well in Germany, following a planned price reduction to maintain its competitive price positioning.  A renewed focus behind JεB in France drove good growth, with the execution of “JεB Colours”. In Benelux Johnnie Walker and JεB grew double digit volume and net sales, however the benefit was diluted by negative channel mix.  Net sales declined in the Nordics as the result of continued decline in the spirits market and the cessation of the Smirnoff Ice distribution contract in Denmark. Within other brand performance, Captain Morgan showed excellent growth across Northern Europe supported by a significant increase in marketing spend behind proven growth drivers.

International

Reported results:
	First Half F10 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	First Half F11 £ million	Reported movement %

Volume (millions of equivalent units)	20.8	-	-	1.9	22.7	9
Net sales	1,402	(149)	(1)	163	1,415	1
Marketing spend	150	-	-	27	177	18
Operating profit before exceptional items	460	(51)	(1)	60	468	2
Exceptional items	(3)				-
Operating profit	457				468	2

Organic performance:

International delivered another strong performance in the first half with all hubs generating double digit net sales growth.  Performance in Latin America was driven by scotch, with increased marketing spend driving volume in Brazil and Mexico, and price increases in Mexico driving net sales. GTME performance was also driven by scotch, in particular by Johnnie Walker Black Label and the ongoing roll out of Johnnie Walker Double Black.  Increased distribution and supply, and improving brand equities drove lager growth across Africa. Diageo beer brands gained volume share in Cameroon, Nigeria and Kenya, and in South Africa brandhouse gained share in spirits and beer, notably scotch.

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
Latin America and the Caribbean	10	17	(15)
Africa	9	10	13
GTME	10	15	21

By category:
Spirits	13	17	(4)
Beer	5	10	11
Wine	16	24	10
Ready to drink	(8)	-	(6)

Strategic brands:**
Johnnie Walker	21	25	19
Buchanan’s	(7)	11	(39)
Smirnoff	15	22	26
Baileys	10	16	7
Guinness	1	2	4

*	Volume movement was both reported and organic except for wine where reported movement was 6% primarily due to the disposal of Barton & Guestier
**	Spirits brands excluding ready to drink

Latin America and the Caribbean – Marketing investment increased 21%, driving growth in scotch

Continuing positive economic trends in Brazil translated into double digit growth for beverage alcohol.  Volume increased 26%, net sales increased 30%, and Diageo’s scotch portfolio grew share 6 percentage points in the deluxe segment and 2 percentage points in the standard segment.  Johnnie Walker volume and net sales both grew double digits.  This was in part due to price reductions made in the second half of fiscal 2010, but growth was also driven by geographic expansion and continued investment in brand building activities.  Black & White and Old Parr also delivered strong net sales growth of 20% and 36% respectively.  Smirnoff maintained its leadership position in the vodka category supported by the “Be There” campaign and the Smirnoff “Nightlife Exchange Project”.  Smirnoff ready to drink grew net sales 4% on the back of  strong volume performance from Smirnoff Ice and the re-launch of Smirnoff Caipiroska with a new product formula and packaging.

Despite the relatively slow economic recovery in Mexico and ongoing security concerns, price increases on key brands and accelerated marketing spend drove 23% net sales growth.  Increased investment behind the “Strides” and “Join the Pact” campaigns on Johnnie Walker Black Label, and on trade activities such as “Adventure in a Glass” for Johnnie Walker Red Label resulted in the highest awareness scores recorded for the brand in Mexico.  All Johnnie Walker variants posted double digit net sales growth.  Buchanan’s share declined in the face of heavy competitive price reductions and liquid promotions, but positive price/mix fuelled 18% net sales growth.

The trading performance in Venezuela was impacted by the currency exchange restrictions which have constrained supply.  Reported net sales and operating profit were therefore down significantly, although after adjusting for the year on year exchange impact Diageo generated organic operating profit growth in Venezuela.

Africa – Improved distribution led to strong net sales growth in lager, and key spirits segments returned to growth

Net sales in Nigeria grew 10%, propelled by the double digit growth of Harp.  Reduced stock outs and advertising campaigns increased trade and consumer confidence in the brand as demonstrated by volume growth of 19% despite two price increases in the first half.  Malta Guinness continued to benefit from the bottle re-launch and improved distribution, which drove net sales growth of 18%.  Guinness volume was up slightly, but net sales were flat due to the focus on the 45cl pack size.  Smirnoff Ice performed well as off trade momentum behind the can format increased distribution and drove 34% net sales growth.

The East Africa hub delivered 12% volume growth and 10% net sales growth as the economy continued to recover.  Negative price/mix was driven by a significant increase in duties which caused consumers to shift into value spirits and beer.  However, Guinness net sales were up 6% despite price increases on the back of excise duty increases. Improved distribution increased Senator volume which in turn drove 17% net sales growth.  Tusker also delivered strong results growing net sales 15% as a result of volume growth in Uganda and price increases.

In South Africa, net sales grew in line with volume with both up 5% driven primarily by scotch. Johnnie Walker Red Label delivered a particularly strong performance, with increased distribution and marketing investment driving 14% net sales growth.  Johnnie Walker Black Label volume and net sales grew 9% and 3% respectively, driven by upweighted promotional activity. Bell’s net sales grew 13% as improved consumer confidence and a strong festive season advertising campaign positioned the brand as an affordable luxury. Smirnoff volume was up 4% but price/mix was negative due to increased promotional activity.  In total, the brandhouse venture grew share of both spirits and beer.

Elsewhere in Africa, Guinness volume in Ghana declined due to January 2010 excise duty and price increases, but double digit net sales growth from Star and Gulder lagers and non-alcoholic Alvaro, and significant growth in spirits compensated for Guinness performance.  In Cameroon, a focus on improving the route to market and sales execution drove strong Guinness volume growth and net sales grew 18%.

Global Travel and Middle East – Marketing investment increased as passenger numbers recovered, with Johnnie Walker leading continued net sales growth

GTME delivered volume growth of 10% and net sales growth of 15% as marketing investment was upweighted on the back of the recovery in passenger numbers.  The increased level of marketing spend reflects the important role GTME plays as a brand and category building channel.  Johnnie Walker drove performance with 22% net sales growth. The “Step Inside the Circuit” campaign, a programme to encourage consumers into stores, the continuation of the “Walk with Giants” marketing campaign, and the ongoing roll out of Johnnie Walker Double Black all contributed to the brand’s success.  The largest non-scotch brands, Baileys, Smirnoff, Tanqueray and Captain Morgan all grew volume and net sales, and innovation continued to play a significant role in driving growth.

Asia Pacific

Reported results:
	First Half F10 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	First Half F11 £ million	Reported movement %

Volume (millions of equivalent units)	6.4	-	(0.1)	0.5	6.8	6
Net sales	523	53	-	40	616	18
Marketing spend	118	11	1	13	143	21
Operating profit before exceptional items	103	9	(3)	20	129	25
Exceptional item	(5)				-
Operating profit	98				129	32

Organic performance:

Emerging markets were the key driver of net sales growth in Asia Pacific, growing 15% in total. By category, growth was led by scotch and the three largest brands, Johnnie Walker, Windsor and The Singleton all grew net sales in double digits. Diageo strengthened its leadership in the scotch category in Asia Pacific by growing share in the major markets of Korea, Thailand, Australia, India, Taiwan and China. The Smirnoff trademark grew 17% in total as the very strong growth of ready to drink added to 6% growth on Smirnoff spirits. The rum and beer categories also contributed to growth. Premiumisation was evident in the half with the premium and above price segments growing twice as fast as standard and below. This positive mix impact was offset by price reductions taken in Australia and China and negative market mix from strong volume growth in India and South East Asia. Marketing spend increased ahead of net sales, focused on driving sales of Johnnie Walker and Smirnoff by trading up increasingly affluent emerging market consumers into international spirits. Overheads were reduced resulting in operating profit growth of 18%.

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
Australia	3	(1)	12
Korea	4	9	18
China	(2)	(3)	2
India	67	134	34

By category:
Spirits	9	9	20
Beer	2	6	18
Wine	21	44	(5)
Ready to drink	6	2	16

Strategic brands:**
Johnnie Walker	17	12	22
Smirnoff	11	6	18
Baileys	10	(12)	(3)
Windsor	6	11	20
Guinness	(3)	3	13

*	Volume movement is both reported and organic except for wine where the reported movement was (28)% primarily due to the disposal of Barton & Guestier
**	Spirits brands excluding ready to drink

Australia – Gained share of spirits and ready to drink in a challenging market

Although the macro economic prospects look positive for Australia, the beverage alcohol market continued to be challenging. Price/mix was negative as a result of selective price reductions in the most competitive categories and the continued shift of sales to the larger off trade retailers. Diageo grew share in total due primarily to an increased focus on customer marketing activities with the largest off trade accounts and the continuation of a successful innovation programme. A key success in the half was the introduction into the market of Smirnoff Signature Serves and Smirnoff Cocktails which have provided net sales growth for Diageo and have re-invigorated the segment for retailers and consumers alike.

Korea – Share gains and a price increase on Windsor delivered a strong performance

Diageo Korea outperformed a broadly flat scotch market. Windsor extended its position as the leading brand by 1 percentage point driven by the strong performance of Windsor 12. A price increase on the brand taken in September 2010 drove 5 percentage points of positive price/mix. Diageo Korea continued its strategy to grow the brand range beyond blended scotch whisky, primarily investing behind Guinness, which received its first television campaign, and launching super premium products: Classic Malts, Ketel One vodka and Zacapa rum.

South East Asia – Double digit net sales growth led by Johnnie Walker

South East Asia again performed strongly. In Thailand, the economic recovery and increased brand building activities behind Johnnie Walker led to 19% net sales growth. There was continued strong momentum in Vietnam, particularly at the premium and above price segments, led by Johnnie Walker and The Singleton. Beer net sales grew 9%, driven primarily by Guinness in Malaysia as a result of a successful “Arthur’s Day” campaign and increased on trade activity.

China – Share gains in scotch offset by lower volumes in other categories

Johnnie Walker volume grew 9% and the brand made share gains in the key deluxe and super deluxe segments. However, there was negative price/mix as last year’s price increases were reversed, reflecting the highly competitive on trade environment. The total net sales decline of 3% was driven by higher trade investment behind Johnnie Walker Black Label, lower volumes of Smirnoff in a weak vodka category and the discontinuation of JεB. There was an increase in marketing spend behind super deluxe scotch, targeted to capture the increasing preference of Chinese consumers for super premium products. This helped drive net sales growth of 22% and share gains in this segment.

India – Strong growth of key brands enhanced by route to market changes

The first half was the first full period in which the new route to market structure was in place. All imported brands are now distributed by Diageo India. In the prior period Diageo did not record any sales of imported brands as the stocks held by the former third party distributor were reduced. India therefore delivered strong top and bottom line growth and there was a return to strong marketing spend behind key brands. A new Johnnie Walker brand campaign was launched in the period focusing on building the brand’s quality credentials through mentoring sessions. Increased investment on Smirnoff behind the “Nightlife Exchange Project” and on the launch of a new bottle for VAT69 delivered significant double digit net sales growth for these key brands. Diageo gained 2 percentage points of share of scotch in the Duty Free Channel as depletions grew strongly in key airports.

2.  FINANCIAL REVIEW

Summary consolidated income statement
	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Sales	7,132	6,928
Excise duties	(1,812)	(1,721)
Net sales	5,320	5,207
Operating costs before exceptional items	(3,593)	(3,576)
Operating profit before exceptional items	1,727	1,631
Exceptional operating items	(9)	(95)
Operating profit	1,718	1,536
Sale of businesses	(1)	-
Net finance charges	(209)	(237)
Share of associates’ profits after tax	104	94
Profit before taxation	1,612	1,393
Taxation	(352)	(310)
Profit from continuing operations	1,260	1,083
Discontinued operations	-	(10)
Profit for the period	1,260	1,073

Attributable to:
Equity shareholders of the parent company	1,194	1,016
Non-controlling interests	66	57
	1,260	1,073

Sales and net sales

On a reported basis, sales increased by £204 million from £6,928 million in the six months ended 31 December 2009 to £7,132 million in the six months ended 31 December 2010. On a reported basis net sales increased by £113 million from £5,207 million in the six months ended 31 December 2009 to £5,320 million in the six months ended 31 December 2010. Exchange rate movements decreased reported sales by £51 million and reported net sales by £53 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £17 million in the six months ended 31 December 2010 due to a decrease in cost of sales of £38 million, from £2,101 million to £2,063 million, an increase in marketing expenses of £88 million from £725 million to £813 million, and a decrease in other operating expenses before exceptional costs of £33 million, from £750 million to £717 million. The impact of exchange rate movements decreased total operating costs before exceptional items by £123 million.

Exceptional operating items

Exceptional operating costs of £9 million for the six months ended 31 December 2010 comprise accelerated depreciation in respect of the restructuring of Global Supply operations in Ireland and Scotland announced in prior years. In the six months ended 31 December 2009 exceptional operating items comprised £74 million for the restructuring of Global Supply operations and £21 million for the global restructuring programme.

Total restructuring cash expenditure in the six months ended 31 December 2010 was £67 million (2009 - £76 million) of which £23 million (2009 - £72 million) was in respect of the global restructuring programme.  A charge of approximately £45 million is expected to be incurred in the year ending 30 June 2011 in respect of exceptional restructuring, while cash expenditure is expected to be approximately £150 million.

Post employment plans

Post employment net costs for the six months ended 31 December 2010 were a charge of £55 million (2009 - £58 million) comprising £54 million (2009 - £39 million) included in operating costs before exceptional items, pension curtailment gains of £1 million (2009 - £6 million) in sale of businesses and a charge of £2 million (2009 - £25 million) in net finance charges.

The deficit in respect of post employment plans before taxation decreased by £370 million from £1,205 million at 30 June 2010 to £835 million at 31 December 2010 primarily as a result of an increase in the market value of assets held by the post employment plans. Cash contributions to the group’s UK and Irish pension schemes in the six months ended 31 December 2010 were £70 million and are expected to be approximately £160 million for the year ending 30 June 2011.

In the period Diageo agreed a deficit funding arrangement with the trustee in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme). This deficit funding arrangement is expected to result in additional annual contributions to the Irish Scheme of approximately €21 million (£18 million) over a period of 18 years, and provides for additional cash contributions of up to €188 million (£161 million) if an equivalent reduction in the deficit is not achieved over the 18 year period.

Operating profit

Reported operating profit for the six months ended 31 December 2010 increased by £182 million to £1,718 million from £1,536 million in the comparable prior period. Before exceptional operating items, operating profit for six months ended 31 December 2010 increased by £96 million to £1,727 million from £1,631 million in the comparable prior period. Exchange rate movements increased both operating profit and operating profit before exceptional items for the six months ended 31 December 2010 by £70 million.

Exceptional non-operating items

A net loss of £1 million on sale of businesses arose on the disposal of certain small wine businesses in Europe and North America.

Net finance charges

Net finance charges decreased from £237 million in the six months ended 31 December 2009 to £209 million in the six months ended 31 December 2010.

Net interest charge decreased by £1 million from £197 million in the comparable period to £196 million in the six months ended 31 December 2010. The effective interest rate was 4.9% in the six months ended 31 December 2010 and average net borrowings excluding interest rate related fair value adjustments decreased by approximately £0.5 billion compared to the comparable period last year. The income statement interest cover was 9.3 times and cash interest cover was 10.6 times (2009 - 8.8 times and 8.2 times, respectively).

Net other finance charges for the six months ended 31 December 2010 were £13 million (2009 - £40 million). There was a decrease of £23 million in finance charges in respect of post employment plans from £25 million in the six months ended 31 December 2009 to £2 million in the six months ended 31 December 2010. Other finance charges also included £8 million (2009 - £7 million) on unwinding of discounts on liabilities, £1 million (2009 - £11 million) in respect of net exchange movements on certain financial instruments and £2 million (2009 - £3 million income) of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £104 million for the six months ended 31 December 2010 compared to £94 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £106 million (2009 - £90 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £219 million from £1,393 million in the comparable prior period to £1,612 million in the six months ended 31 December 2010.

Taxation

The reported tax rate for the six months ended 31 December 2010 was 21.8% compared with 22.3% for the six months ended 31 December 2009. The underlying tax rate for the six months ended 31 December 2010 was 21.8% compared with 22.4% for the six months ended 31 December 2009. The underlying tax rate for the year ending 30 June 2011 is expected to remain at approximately 22%.

Discontinued operations

No operations are classified as discontinued in the six months ended 31 December 2010. Discontinued operations in the six months ended 31 December 2009 comprised a charge after taxation of £10 million in respect of anticipated future payments to thalidomide claimants.

Exchange rate and other movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates. The difference is excluded from organic growth.

The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the six months ended 31 December 2010 was as follows:

Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	(28)
Transaction impact	96
Impact of IAS 21 on operating profit	2
Total exchange effect on operating profit before exceptional items	70
Interest and other finance charges
Net finance charges – translation impact	2
Mark to market impact of IAS 39 on interest expense	(2)
Impact of IAS 21 and IAS 39 on other finance charges	10
Associates – translation impact	(5)
Total effect on profit before exceptional items and taxation	75

	Six months ended 31 December 2010	Six months ended 31 December 2009
Exchange rates
Translation £1 =	$1.57	$1.64
Transaction £1 =	$1.52	$1.74
Translation £1 =	€1.18	€1.12
Transaction £1 =	€1.13	€1.30

The impact of foreign exchange movements in the six months ended 31 December 2010 was adversely impacted by the weaker Venezuelan bolivar. For the year ending 30 June 2011 foreign exchange movements are expected to increase operating profit by £55 million and are not expected to materially affect the net finance charge based on applying current exchange rates (£1 = $1.56 : £1 = €1.18). This guidance excludes the impact of IAS 21 and 39 but includes the impact of revaluing the Venezuelan bolivar at the rate used for the reported results for the six months ended 31 December 2010.

Dividend

An interim dividend of 15.50 pence per share will be paid to holders of ordinary shares and ADRs on the register on 4 March 2011. This represents an increase of 6% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2011. Payment to US ADR holders will be made on 11 April 2011. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2011.

Cash flow	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Cash generated from operations before exceptional costs	1,391	1,645
Exceptional restructuring costs paid	(67)	(76)
Cash generated from operations	1,324	1,569
Interest paid (net)	(176)	(217)
Dividends paid to equity non-controlling interests	(75)	(55)
Taxation paid	(150)	(198)
Net capital expenditure including sale and leaseback of land	(129)	(150)
Net increase in other investments	(19)	(45)
Free cash flow	775	904

Free cash flow decreased by £129 million to £775 million in the six months ended 31 December 2010. Cash generated from operations decreased from £1,569 million to £1,324 million principally as a result of a higher seasonal increase in working capital in the period compared with the same period last year.

Balance sheet

At 31 December 2010, total equity was £5,650 million compared with £4,786 million at 30 June 2010. The increase was mainly due to the profit for the period of £1,260 million, partly offset by the dividend paid out of shareholders’ equity of £586 million.

Net borrowings were £7,010 million at 31 December 2010, an increase of £56 million from £6,954 million at 30 June 2010. The principal components of this increase were £586 million (2009 - £551 million) equity dividends paid, adverse exchange rate movements of £35 million (2009 - £201 million), adverse non-cash movements of £134 million (2009 - £67 million) comprising predominantly fair value movements and £51 million (2009 - £12 million) paid in respect of purchase of businesses primarily in respect of Serengeti Breweries Limited partly offset by free cash flow of £775 million (2009 - £904 million).

Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels in order to enhance long-term shareholder value. To achieve this, Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Economic profit

Economic profit increased by £68 million from £653 million in the six months ended 31 December 2009 to £721 million in the six months ended 31 December 2010. See page 42 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2010		Six months ended 31 December 2009
	Notes	£ million		£ million

Sales	2	7,132		6,928
Excise duties		(1,812)		(1,721)
Net sales	2	5,320		5,207
Cost of sales		(2,072)		(2,123)
Gross profit		3,248		3,084
Marketing expenses		(813)		(725)
Other operating expenses		(717)		(823)
Operating profit	2	1,718		1,536
Sale of businesses	3	(1)		-
Net interest payable	4	(196)		(197)
Net other finance charges	4	(13)		(40)
Share of associates' profits after tax		104		94
Profit before taxation		1,612		1,393
Taxation	5	(352)		(310)
Profit from continuing operations		1,260		1,083
Discontinued operations	6	-		(10)
Profit for the period		1,260		1,073

Attributable to:
Equity shareholders of the parent company		1,194		1,016
Non-controlling interests		66		57
		1,260		1,073

Pence per share
Continuing operations		47.9	p	41.3	p
Discontinued operations		-		(0.4	)p
Basic earnings		47.9	p	40.9	p

Continuing operations		47.8	p	41.2	p
Discontinued operations		-		(0.4	)p
Diluted earnings		47.8	p	40.8	p

Average shares		2,492	m	2,482	m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Other comprehensive income
Exchange differences on translation of foreign operations excluding borrowings
- group	(38)	217
- associates and non-controlling interests	45	85
Exchange differences on borrowings and derivative net investment hedges	(34)	(201)
Effective portion of changes in fair value of cash flow hedges
- net losses taken to other comprehensive income	(20)	(69)
- transferred to income statement	29	36
Net actuarial gain on post employment plans	342	176
Tax on other comprehensive income	(83)	(56)
Other comprehensive income, net of tax, for the period	241	188
Profit for the period	1,260	1,073
Total comprehensive income for the period	1,501	1,261

Attributable to:
Equity shareholders of the parent company	1,470	1,187
Non-controlling interests	31	74
	1,501	1,261

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2010		30 June 2010		31 December 2009
	Notes	£ million	£ million	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		6,661		6,726		6,355
Property, plant and equipment		2,456		2,404		2,390
Biological assets		29		30		38
Investments in associates		2,268		2,060		2,226
Other investments		139		117		130
Other receivables		20		115		18
Other financial assets		341		472		261
Deferred tax assets		359		529		594
Post employment benefit assets		57		49		45
			12,330		12,502		12,057
Current assets
Inventories	7	3,401		3,281		3,279
Trade and other receivables		2,670		2,008		2,596
Assets held for sale	10	63		112		-
Other financial assets		63		98		105
Cash and cash equivalents	8	1,472		1,453		1,589
			7,669		6,952		7,569
Total assets			19,999		19,454		19,626
Current liabilities
Borrowings and bank overdrafts	8	(794)		(587)		(891)
Other financial liabilities		(139)		(186)		(154)
Trade and other payables		(2,804)		(2,615)		(2,738)
Liabilities held for sale	10	(5)		(10)		-
Corporate tax payable		(417)		(391)		(604)
Provisions		(174)		(155)		(196)
			(4,333)		(3,944)		(4,583)
Non-current liabilities
Borrowings	8	(7,847)		(8,177)		(8,202)
Other financial liabilities		(140)		(155)		(97)
Other payables		(54)		(76)		(26)
Provisions		(258)		(318)		(355)
Deferred tax liabilities		(825)		(744)		(672)
Post employment benefit liabilities		(892)		(1,254)		(1,100)
			(10,016)		(10,724)		(10,452)
Total liabilities			(14,349)		(14,668)		(15,035)
Net assets			5,650		4,786		4,591

Equity
Called up share capital		797		797		797
Share premium		1,342		1,342		1,342
Other reserves		3,258		3,245		3,331
Retained deficit		(511)		(1,377)		(1,603)
Equity attributable to equity shareholders of the parent company			4,886		4,007		3,867
Non-controlling interests			764		779		724
Total equity			5,650		4,786		4,591

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million	company share- holders £ million	Non-controlling interests £ million	Total equity £ million

At 30 June 2010	797	1,342	3,245	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	-	-	13	-	1,457	1,457	1,470	31	1,501
Employee share schemes	-	-	-	(26)	(3)	(29)	(29)	-	(29)
Share-based incentive plans	-	-	-	-	17	17	17	-	17
Tax on share-based incentive plans	-	-	-	-	7	7	7	-	7
Acquisitions	-	-	-	-	-	-	-	29	29
Dividends paid	-	-	-	-	(586)	(586)	(586)	(75)	(661)
At 31 December 2010	797	1,342	3,258	(2,279)	1,768	(511)	4,886	764	5,650

At 30 June 2009	797	1,342	3,279	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	-	-	52	-	1,135	1,135	1,187	74	1,261
Employee share schemes	-	-	-	44	(1)	43	43	-	43
Share-based incentive plans	-	-	-	-	16	16	16	-	16
Tax on share-based incentive plans	-	-	-	-	3	3	3	-	3
Dividends paid	-	-	-	-	(551)	(551)	(551)	(55)	(606)
At 31 December 2009	797	1,342	3,331	(2,298)	695	(1,603)	3,867	724	4,591

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2010		Six months ended 31 December 2009
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations (see note 12)	1,324		1,569
Interest received	133		156
Interest paid	(309)		(373)
Dividends paid to equity non-controlling interests	(75)		(55)
Taxation paid	(150)		(198)
Net cash from operating activities		923		1,099

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	44		3
Purchase of property, plant and equipment and computer software	(173)		(153)
Net increase in other investments	(19)		(45)
Disposal of businesses	19		1
Purchase of businesses	(51)		(12)
Net cash outflow from investing activities		(180)		(206)

Cash flows from financing activities
Net (purchase)/sale of own shares for share schemes	(29)		41
Net (decrease)/increase in loans	(68)		299
Equity dividends paid	(586)		(551)
Net cash outflow from financing activities		(683)		(211)

Net increase in net cash and cash equivalents		60		682
Exchange differences		(65)		(1)
Net cash and cash equivalents at beginning of the period		1,398		846
Net cash and cash equivalents at end of the period		1,393		1,527

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,472		1,589
Bank overdrafts		(79)		(62)
		1,393		1,527

NOTES

1.            Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2010 except as noted below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB.

(a) Adopted by the group The following accounting standards and interpretations, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

Amendment to IAS 1 – Classification of the liability component of a convertible instrument
Amendment to IAS 7 – Classification of expenditures on unrecognised assets
Amendment to IAS 17 – Classification of leases of land and buildings
Amendment to IAS 27 – Consolidated and separate financial statements
Amendment to IAS 32 – Financial instruments: presentation – Classification of rights issues
Amendment to IAS 36 – Cash generating units
Amendments to IAS 39 – Financial instruments: recognition and measurement
Amendment to IFRS 2 – Group cash-settled share-based payment transactions
Amendment to IFRS 3 – Business combinations
Amendment to IFRS 5 – Non-current assets held for sale and discontinued operations
Amendment to IFRS 8 – Segment information with respect to total assets
IFRIC 19 – Extinguishing financial liabilities with equity instruments

(b) Not adopted by the group The following standards, amendments and interpretations issued by the IASB or IFRIC have not yet been adopted by the group. The group currently believes that the adoption of these standards or interpretations would not have a material impact on the consolidated results or financial position of the group. These standards, amendments and interpretations are effective for annual periods beginning on or after 1 January 2011 unless otherwise stated.

Amendment to IAS 1 – Presentation of financial statements
Limited scope amendment to IAS 12 – Income taxes (effective for annual periods beginning on or after 1 January 2012)
IAS 24 (Revised) – Related party disclosures
Amendment to IAS 34 – Interim financial reporting
Amendment to IFRS 7 – Financial instruments: disclosures
IFRS 9 – Financial instruments (effective for annual periods beginning on or after 1 January 2013)
Amendment to IFRIC 13 – Customer loyalty programmes
Amendment to IFRIC 14 – IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction

With the exception of IAS 24 (Revised) and the Amendment to IFRIC 14, none of the above standards and interpretations not yet adopted by Diageo has been endorsed or adopted for use in the European Union.

The comparative figures for the financial year ended 30 June 2010 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.	Segmental information

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have, in order to provide additional reconciling information, been allocated to the geographical segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel. The group also owns a 34% interest in Moët Hennessy which is based in France and accounted for as an associate.

The segmental information for net sales and operating profit is reported at budgeted exchange rates in line with internal reporting. For management reporting purposes Diageo measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to Diageo’s reported results are shown in the tables below. The comparative segmental information, prior to re-translation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2010.

In addition, for management reporting purposes Diageo excludes the impact on net sales and operating profit of acquisitions and disposals completed in the current and prior period from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals has been allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations but for management reporting purposes they are disclosed here at budgeted exchange rates.

	North America £million	Europe £million	Inter- national £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million
Six months ended 31 December 2010
Sales	2,094	2,312	1,773	915	1,411	(1,411)	7,094	38	7,132
Net sales
At budgeted exchange rates*	1,770	1,428	1,415	562	1,468	(1,413)	5,230	38	5,268
Acquisitions and disposals	13	4	-	1	-	-	18	-	18
Global Supply allocation	16	26	8	5	(55)	-	-	-	-
Retranslation to actual exchange rates	8	(14)	(8)	48	(2)	2	34	-	34
Net sales	1,807	1,444	1,415	616	1,411	(1,411)	5,282	38	5,320
Operating profit/(loss)
At budgeted exchange rates*	683	435	489	121	92	-	1,820	(93)	1,727
Acquisitions and disposals	1	-	(3)	(3)	-	-	(5)	-	(5)
Global Supply allocation	40	40	8	4	(92)	-	-	-	-
Retranslation to actual exchange rates	(1)	(4)	(26)	7	-	-	(24)	29	5
Operating profit/(loss) before exceptional items	723	471	468	129	-	-	1,791	(64)	1,727
Exceptional items	-	-	-	-	(9)	-	(9)	-	(9)
Operating profit/(loss)	723	471	468	129	(9)	-	1,782	(64)	1,718
Sale of businesses									(1)
Net finance charges									(209)
Share of associates’ profits
- Moët Hennessy									106
- Other associates									(2)
Profit before taxation									1,612
* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

	North America £million	Europe £million	Inter- national £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Six months ended 31 December 2009 Sales	1,969	2,456	1,726	737	1,391	(1,391)	6,888	40	6,928
Net sales
At budgeted exchange rates*	1,596	1,405	1,327	490	1,375	(1,319)	4,874	38	4,912
Acquisitions and disposals	26	4	-	-	-	-	30	-	30
Global Supply allocation	9	31	9	7	(56)	-	-	-	-
Retranslation to actual exchange rates	64	107	66	26	72	(72)	263	2	265
Net sales	1,695	1,547	1,402	523	1,391	(1,391)	5,167	40	5,207
Operating profit/(loss)
At budgeted exchange rates*	614	470	458	95	65	-	1,702	(95)	1,607
Acquisitions and disposals	(1)	1	-	-	-	-	-	-	-
Global Supply allocation	30	33	6	1	(70)	-	-	-	-
Retranslation to actual exchange rates	24	24	(4)	7	5	-	56	(32)	24
Operating profit/(loss) before exceptional items	667	528	460	103	-	-	1,758	(127)	1,631
Exceptional items	(6)	(6)	(3)	(5)	(74)	-	(94)	(1)	(95)
Operating profit/(loss)	661	522	457	98	(74)	-	1,664	(128)	1,536
Net finance charges									(237)
Share of associates’ profits
- Moët Hennessy									90
- Other associates									4
Profit before taxation									1,393

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Apart from sales by the Global Supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.57 (2009 - £1 = $1.64) and euro - £1 = €1.18 (2009 - £1 = €1.12). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.56 (30 June 2010 - £1 = $1.50; 31 December 2009 - £1=1.62) and euro - £1 = €1.17 (30 June 2010 - £1 = €1.22; 31 December 2009 £1 = €1.13). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.	Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Items included in operating profit

Restructuring of Global Supply operations	(4)	(69)
Restructuring of Irish brewing operations	(5)	(5)
Global restructuring programme	-	(21)
	(9)	(95)

Sale of businesses	(1)	-

Exceptional items before taxation	(10)	(95)

Tax on exceptional operating items	2	24

Exceptional items in continuing operations	(8)	(71)

Discontinued operations net of taxation	-	(10)

Total exceptional items	(8)	(81)

Items included in operating profit are charged to:
Cost of sales	(9)	(22)
Other operating expenses	-	(73)
	(9)	(95)

4.	Net interest and other finance charges

	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Interest payable	(270)	(284)
Interest receivable	86	97
Market value movements on interest rate instruments	(12)	(10)
Net interest payable	(196)	(197)

Net finance charges in respect of post employment plans	(2)	(25)
Unwinding of discounts	(8)	(7)
Other finance (charges)/income	(2)	3
	(12)	(29)
Net exchange movements on certain financial instruments	(1)	(11)
Net other finance charges	(13)	(40)

Comparative data in the table for Interest receivable and Market value movements on interest rate instruments has been reclassified in order to show the impact of certain transactions on a net basis in line with the presentation followed in the annual report for the year ended 30 June 2010.

5.	Taxation

For the six months ended 31 December 2010, the £352 million taxation charge (2009 - £310 million) comprises a UK tax charge of £25 million (2009 – tax credit of £47 million) and a foreign tax charge of £327 million (2009 - £357 million). Included within the tax charge is a credit of £2 million (2009 - £24 million) in respect of the exceptional items identified in note 3.

6.	Discontinued operations

No operations are classified as discontinued in the six months ended 31 December 2010. Discontinued operations for the six months ended 31 December 2009 represent a charge after taxation of £10 million in respect of anticipated future payments to thalidomide claimants.

7.	Inventories
	31 December 2010	30 June 2010	31 December 2009
	£ million	£ million	£ million

Raw materials and consumables	296	297	311
Work in progress	23	21	25
Maturing inventories	2,585	2,506	2,413
Finished goods and goods for resale	497	457	530
	3,401	3,281	3,279

8.	Net borrowings
	31 December 2010	30 June 2010	31 December 2009
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(794)	(587)	(891)
Borrowings due after one year	(7,847)	(8,177)	(8,202)
Fair value of interest rate hedging instruments	44	191	64
Fair value of foreign currency swaps and forwards	171	227	154
Finance lease liabilities	(56)	(61)	(18)
	(8,482)	(8,407)	(8,893)
Cash and cash equivalents	1,472	1,453	1,589
	(7,010)	(6,954)	(7,304)

9.	Reconciliation of movement in net borrowings
	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Increase in net cash and cash equivalents before exchange	60	682
Decrease/(increase) in loans	68	(299)
Decrease in net borrowings from cash flows	128	383
Exchange differences	(35)	(201)
Loans acquired on purchase of businesses	(15)	-
Other non-cash items	(134)	(67)
Net borrowings at beginning of the period	(6,954)	(7,419)
Net borrowings at end of the period	(7,010)	(7,304)

Other non-cash items primarily comprise the fair value changes of bonds and interest rate derivatives.

10.	Assets and disposal groups held for sale

	31 December 2010	30 June 2010
	£ million	£ million

Current assets	26	47
Non-current assets	37	65
	63	112

Current liabilities	(1)	(6)
Non-current liabilities	(4)	(4)
	(5)	(10)

The assets and disposal groups held for sale comprise a number of non-strategic wine businesses in California and the group’s investment in Tanzania Breweries Limited. No assets and disposal groups were classified as held for sale at 31 December 2009.

11.	Dividends and other reserves

	Six months ended 31 December 2010 £ million	Six months ended 31 December 2009 £ million
Amounts recognised as distributions to equity shareholders in the period

Final dividend paid for the year ended 30 June 2010 of 23.50 pence per share (2009 – 22.20 pence)	586	551

For the six months ended 31 December 2010, an interim dividend of 15.50 pence per share (2009 - 14.60 pence) was approved by the Board on 9 February 2011. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2010.

Other reserves of £3,258 million at 31 December 2010 included capital redemption reserve of £3,146 million, fair value and hedging reserve of £12 million and exchange reserve of £100 million.

12.	Cash generated from operations
	Six months ended 31 December 2010		Six months ended 31 December 2009
	£ million	£ million	£ million	£ million

Profit for the period	1,260		1,073
Discontinued operations	-		10
Taxation	352		310
Share of associates’ profits after tax	(104)		(94)
Net interest and net other finance charges	209		237
Sale of businesses	1		-
Operating profit		1,718		1,536
Increase in inventories	(119)		(128)
Increase in trade and other receivables	(529)		(488)
Increase in trade and other payables and provisions	139		544
Net movement in working capital		(509)		(72)
Depreciation and amortisation		144		159
Dividend income		5		6
Other items		(34)		(60)
Cash generated from operations		1,324		1,569

In the consolidated statement of cash flows, cash generated from operations is stated after £67 million (2009 - £76 million) of cash outflows in respect of exceptional operating items.

In the calculation of cash generated from operations, Other items include £37 million of cash contributions to post employment schemes in excess of the income statement charge (2009 - £54 million).

13.	Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2010 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary (Diageo Turkey) in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and ad valorem import duty payable on the beverage alcohol products sold in the domestic channel in Turkey between 2001 and April 2009. The matter involves multiple cases against Diageo Turkey at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court, and a group of cases decided on correction appeal against Diageo Turkey that are now under further appeal. Diageo Turkey is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. If all of these cases were finally to be decided against Diageo Turkey, the aggregate loss could exceed £100 million. Diageo Turkey has been using available opportunities to indicate to the Turkish authorities that, if suitable enabling legislation were in place, Diageo Turkey would be amenable to agreeing a settlement at a level that is proportionate to the scale of Diageo Turkey’s business, which earns annual operating profit of less than £10 million. In November 2010, the Turkish government announced the proposed restructuring of its public receivables law, which would allow the settlement of outstanding tax claims (including custom duties). Once the law becomes effective, Diageo will evaluate its position under the new legislation. Diageo believes that any eventual liability is unlikely to be material to the Diageo group as a whole. Diageo recognises that, in absence of settlement, the ongoing situation creates potential uncertainty regarding Diageo Turkey’s continuing operations in Turkey. Diageo Turkey intends to defend its position vigorously.

(d) SEC investigation Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and a former and two current Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these and other matters, and Diageo is in the process of responding to the regulators’ enquiries regarding activities in Korea, Thailand, India and elsewhere. Diageo’s own internal investigation in Korea, Thailand, India and elsewhere remains ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and may result in some cases in debarment from doing business with governmental entities in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(e) Korean customs litigation Litigation is ongoing at the Korean Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. On 24 December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or approximately £107 million (including £13 million of value added tax). In order to preserve its right to appeal, Diageo Korea is required to pay the full amount of the assessment. Diageo Korea paid £4 million to the Korean customs authorities in the year ended 30 June 2009, £57 million in the year ended 30 June 2010 and £46 million in the six month period ended 31 December 2010, in respect of the period prior to 30 June 2007. On 22 January 2010, Diageo Korea appealed this customs audit assessment to the Korean Tax Tribunal. No assessments have been received for any period subsequent to 30 June 2007. Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

(f) Potential Chinese acquisition On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake is RMB 140 million (£14 million). The acquisition of the 4% equity stake, which is subject to a number of regulatory approvals, would bring Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the acquisition of the 4% equity stake is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (approximately £614 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£123 million) was deposited with China’s securities depositary and clearing agency, Shanghai branch.

(g) Other The group has extensive international operations and is defendant in a number of legal, tax and customs proceedings incidental to these operations. There are a number of legal, tax and customs claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14.	Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the annual report for the year ended 30 June 2010. There have been no transactions with these related parties during the six months ended 31 December 2010 that have materially affected the financial position or performance of the group during this period.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2010 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Services Authority (“the UK FSA”). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2010 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Ian Starkey
for and on behalf of KPMG Audit Plc
Chartered Accountants
15 Canada Square
London, E14 5GL, UK
9 February 2011

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES
Definitions
Comparisons are to the six months ended 31 December 2009 (2009) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Net sales are sales after deducting excise duties.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States. References to beer include Guinness Malta, a non alcoholic malt based product.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, The John Walker, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. 10, Cîroc, Ketel One vodka, Don Julio, Zacapa and Godiva.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this announcement are taken from independent industry sources in the markets in which Diageo operates. IRI refers to Information Resources, Inc. with references to IRI’s new spirits product tracker for the 12 months ended 26 December 2010, NABCA refers to the US National Alcohol Beverage Control Association.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 44 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Reconciliation to GAAP measures

1.	Organic movements

Organic movements in volume, sales, net sales, marketing spend and operating profit are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within corporate.

Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Organic movements in volume, sales, net sales, marketing spend and operating profit

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales, marketing spend and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit before exceptional items for the six months ended 31 December 2010 were as follows:

Volume	2009 Reported units million	Acquisitions and disposals(2) units million	Organic movement units million	2010 Reported units million	Organic movement %

North America	27.6	(0.1)	0.5	28.0	2
Europe	22.0	-	(0.5)	21.5	(2)
International	20.8	-	1.9	22.7	9
Asia Pacific	6.4	(0.1)	0.5	6.8	8
Total volume	76.8	(0.2)	2.4	79.0	3

Sales	2009 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2010 Reported £ million	Organic movement %

North America	1,969	94	(23)	54	2,094	3
Europe	2,456	(50)	(18)	(76)	2,312	(3)
International	1,726	(174)	(1)	222	1,773	14
Asia Pacific	737	80	-	98	915	12
Corporate	40	(1)	-	(1)	38
Total sales	6,928	(51)	(42)	297	7,132	4

Net sales	2009 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2010 Reported £ million	Organic movement %

North America	1,695	82	(23)	53	1,807	3
Europe	1,547	(38)	(13)	(52)	1,444	(3)
International	1,402	(149)	(1)	163	1,415	13
Asia Pacific	523	53	-	40	616	7
Corporate	40	(1)	-	(1)	38
Total net sales	5,207	(53)	(37)	203	5,320	4
Excise duties	1,721				1,812
Total sales	6,928				7,132

Marketing spend	2009 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2010 Reported £ million	Organic movement %

North America	228	11	-	29	268	12
Europe	229	(6)	(1)	3	225	1
International	150	-	-	27	177	18
Asia Pacific	118	11	1	13	143	10
Total marketing spend	725	16	-	72	813	10

Operating profit	2009 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2010 Reported £ million	Organic movement %

North America	667	23	(1)	34	723	5
Europe	528	(9)	1	(49)	471	(9)
International	460	(51)	(1)	60	468	15
Asia Pacific	103	9	(3)	20	129	18
Corporate	(127)	98	-	(35)	(64)
Total operating profit before exceptional items	1,631	70	(4)	30	1,727	2
Exceptional items(3)	(95)				(9)
Total operating profit	1,536				1,718

Notes: Information relating to the organic movement calculations

(1)
The exchange adjustments for sales, net sales, marketing spend and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the strengthening of the US dollar offset by the weakening of the Venezuelan bolivar.

(2)
The impacts of acquisitions and disposals are excluded from the organic movement percentages. In the six months ended 31 December 2010 there were no acquisitions impacting organic growth. Disposals in the six months ended 31 December 2010 were the disposals completed under the reorganisation of the group’s US wines operations and the disposal of the Gilbeys wholesale wine business in Ireland. Adjustment is also made to exclude directly attributable transaction costs incurred in the six months ended 31 December 2010 of £6 million, netted against acquisition costs of £3 million incurred in the six months period ended 31 December 2009 primarily in respect of the acquisition of Serengeti Breweries and the potential acquisition of an additional equity stake in Quanxing.

(3)	Analysis by operating segment of exceptional items is disclosed in note 2 on page 28.

Notes: Organic movement calculations methodology

a)
The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed 2009 Reported, the amount in the column headed Exchange and the amount, if any, in respect of acquisitions and disposals that have benefited the prior period included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

b)
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or comparable period, the group, in organic movement calculations, excludes the results for that business from the current period and comparable period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions subsequent to the end of the prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period. The acquisition adjustment also eliminates the impact of transaction costs directly attributable to acquisitions that have been publicly announced and charged to operating profit in either period.

Key brand performance

The classification of brands as ‘global priority brands’ and ‘other brands’ has been discontinued for reporting purposes. The new classification better reflects the manner in which the brands are currently managed. Data relating to the aggregate performance of these brand groupings in the six months ended 31 December 2010 is given below.
	Volume movement* %	Organic net sales movement %	Reported net sales movement %

Global priority brands	3	3	4
Other brands	3	6	-
Total	3	4	2

Global priority brands**
Johnnie Walker	11	10	11
Smirnoff	2	(1)	2
Baileys	3	1	-
Captain Morgan	7	7	12
Jose Cuervo	7	7	10
JεB	(8)	(10)	(11)
Tanqueray	(3)	(2)	1
Guinness	(2)	(1)	-
*    Volume movement is both reported and organic
 ** Spirits brands excluding ready to drink

Movement in earnings per share before exceptional items and underlying movement in earnings per share

The group’s management believes movement in earnings per share before exceptional items and earnings per share on an underlying movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believes that the comparison of movements on these bases provides information as to the individual components of the movement in basic earnings per share, being the impact of retranslating prior period reported results at current period exchange rates, the impact of exceptional items, acquisitions and disposals, the impacts of IAS 19, 21 and 39 on net finance charges and the application of an underlying tax rate for each period. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic earnings per share and reported movements therein.

The calculation of movements in earnings per share for the six months ended 31 December 2010 was as follows:

	Six months ended	Six months ended
	31 December 2010	31 December 2009	Growth
	Pence per share(7)	Pence per share(7)%

Basic eps	47.9	40.9	17
Exceptional items(1)	0.3	3.3
Eps before exceptional items	48.2	44.2	9
Exchange(2)	-	2.1
IAS 19(3)	0.1	0.8
IAS 21 and IAS 39(4)	0.4	0.6
Acquisitions and disposals(5)	0.2	(0.2)
Adjusted basic eps – underlying	48.9	47.5	3

Notes: Information relating to the current period

1)
In the six months ended 31 December 2010, there were exceptional charges after tax of £7 million (2009 - £71 million) for restructuring and a £1 million loss on sale of businesses (2009 - £nil). Discontinued operations in the six months ended 31 December 2010 amounted to £nil (2009 – charge of £10 million).

2)
Exchange - the exchange adjustments for operating profit and net finance charges are principally in respect of the strengthening of the US dollar partially offset by the weakening of the Venezuelan bolivar. Exchange adjustments are taxed at the underlying tax rate for the period.

3)	Amounts under IAS 19 reported in net finance charges after tax at the underlying tax rate for each period are excluded from adjusted basic earnings per share.

4)	Amounts under IAS 21 and IAS 39 reported in net finance charges after tax at the underlying tax rate for each period are excluded from adjusted basic earnings per share.

5)
In the six months ended 31 December 2010 there were no acquisitions impacting the calculation of underlying eps. Disposals impacting the results for the six months ended 31 December 2010 were the disposals completed under the reorganisation of the group’s US wines operations and the disposal of the Gilbeys wholesale wine business in Ireland. Adjustment is also made to exclude directly attributable transaction costs incurred in the six months ended 31 December 2010 of £6 million, netted against acquisition costs of £3 million incurred in the six months period ended 31 December 2009 primarily in respect of the acquisition of Serengeti Breweries and the potential acquisition of an additional equity stake in Quanxing.

6)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the six months ended 31 December 2010 of 2,492 million (2009 - 2,482 million).

Notes: Underlying movement calculations methodology

a)
Where a business, brand, brand distribution right, agency agreement or investment was disposed of, or terminated, in the current or comparable period, the group, in the underlying movement calculations, excludes the results for that business from the current period and comparable period. As a result, the underlying movement reflects only comparable performance.

b)
Where a business, brand, brand distribution right or agency agreement or investment was acquired subsequent to the end of the equivalent prior period, the group, in the underlying movement calculations, adjusts the profit for the current period attributable to equity shareholders to exclude the following: (i) the amount the group earned in the current period that it could not have earned in the prior period; (ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period, then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the underlying tax rate) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation.

c)
The effects of IAS 19 in respect of post employment plans, IAS 21 in respect of short term inter-company funding balances and IAS 39 in respect of market value movements as recognised in net finance charges, net of tax at the underlying tax rate, are removed from both the current and prior period as part of the underlying movement calculation.

d)
Underlying movement percentages for basic earnings per share are calculated as the underlying movement amount in pence, expressed as the percentage of the prior period results at current period exchange rates, and after making an adjustment in each period for exceptional items, the impacts of IAS 19, IAS 21 and IAS 39 on net finance charges, tax equalisation and acquisitions and disposals.

2.	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

3.	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Capital employed comprises net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2010 and 31 December 2009 were as follows:
	2010	2009
	£ million	£ million
Operating profit	1,718	1,536
Exceptional items	9	95
Associates’ profits after interest and tax	104	94
Tax at the underlying tax rate of 21.8% (2009 - 22.4%)	(399)	(386)
	1,432	1,339

Average net assets (excluding net post employment liabilities)	6,002	5,150
Average net borrowings	6,982	7,362
Average integration and restructuring costs (net of tax)	1,249	1,170
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	15,795	15,244

Annualised return on average total invested capital	18.1%	17.6%

4.	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see 3 above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the six months ended 31 December 2010 and 31 December 2009 were as follows:
	2010	2009
	£ million	£ million
Average total invested capital (see 3 above)	15,795	15,244

Operating profit	1,718	1,536
Exceptional items	9	95
Associates’ profit after interest and tax	104	94
Tax at the underlying tax rate of 21.8% (2009 - 22.4%)	(399)	(386)
	1,432	1,339
Capital charge at 9% of average total invested capital	(711)	(686)
Economic profit	721	653

5.	Underlying tax rate

The underlying tax rate is a non-GAAP measure that reflects the adjusted tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The underlying tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.

The group's management believes the measure assists users of the financial statements in understanding the group's effective tax rate as it reflects the tax arising on the profits from the ongoing business.

The components of the reported tax charge which do not form part of the adjusted tax charge, as defined by the group's management, relate to exceptional tax items, movements on deferred tax assets arising from intra group reorganisations which are due to changes in estimates of expected future utilisation and any other tax charge or credit that arises from intra group reorganisations.

In the six months ended 31 December 2010 both the reported tax rate and the underlying tax rate were 21.8%. In the six months ended 31 December 2009 the reported tax rate was 22.3% and the underlying tax rate was 22.4%.

6.	Interest cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates’ profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation and amortisation and dividends from associates exceeds the net interest cash flow.

The group’s management believes that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

PRINCIPAL RISKS

Diageo’s products are sold in over 180 markets worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across mature, developing and emerging markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. The key risks and uncertainties facing the group in the second half of the current financial year are described in the “Business Description” section of the annual report for the year ended 30 June 2010, some or all of which have the potential to impact the results or financial position during the second half of the current financial year.

These key risks and uncertainties are (in summary): competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy focused on premium drinks or its cost-saving and restructuring programmes; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; litigation (including tax and customs proceedings and with other regulatory authorities); contamination, counterfeiting or other circumstances could harm customer support for Diageo’s brands and adversely affect sales; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; decline in social acceptability of Diageo’s products; unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; increased costs or shortages of labour; increased costs of raw materials or energy; disruption to production facilities or business service centres; failures of systems could lead to business disruption and systems change programmes may not deliver the benefits intended; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo’s directors.

Cautionary statement concerning forward-looking statements

This announcement contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	global and regional economic downturns;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•
the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, joint ventures, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and laws governing labour and pensions;

•
developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	developments in the Colombian litigation, Turkish customs litigation, SEC investigation, Korean customs litigation or any similar proceedings;

•
changes in consumer preferences and tastes, demographic trends or perceptions about health related issues; or contamination, counterfeiting or other circumstances which could harm the integrity of sales of Diageo’s brands;

•	changes in the cost or supply of raw materials, labour, energy and/or water;

•
changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on its brands and agency brands;

•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements in the value of Diageo’s pensions funds.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This announcement includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this announcement.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the annual report for the year ended 30 June 2010 that could have a material effect on the financial position or performance of the group in the first six months of the current financial year.

The directors of Diageo plc are as follows: Dr. Franz Humer (Chairman), Paul Walsh (Chief executive officer), Deirdre Mahlan (Chief financial officer), Lord Hollick of Notting Hill (Senior non-executive director and Chairman of the remuneration committee), Philip Scott (Non-executive director and Chairman of the audit committee) and non-executive directors: Peggy Bruzelius, Laurence Danon, Lord Davies of Abersoch, Betsy Holden, Todd Stitzer and Paul Walker.

For further information

Half Year Results Webcast
At 09.00 (UK time) on Thursday 10 February, Paul Walsh, CEO and Deirdre Mahlan, CFO will present Diageo’s Half Year Results as a webcast. This will be available to view at www.diageo.com. The presentation slides will be available from 08.00 (UK time). The transcript will be available after 11.00 (UK time) and both will be available for download at www.diageo.com. An archived video and podcast of the presentation and Q&A session will also be made available later that day.

If you would like to ask a question during the live Q&A session at the end of the presentation, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 152
Germany Toll free – 0800 673 8355
Ireland Toll free – 1800 944 322
Italy Toll free – 800 088 737
Netherlands Toll free – 0800 265 9175
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287
International Toll – +44 (0)20 7138 0828

Please quote confirmation code: 4909539

A transcript of the Q&A session will be available for download at www.diageo.com on 14 February.

Half Year Results Q&A Session Replay
The Q&A session will also be available on instant replay from 17.00 (UK time) and will be available until Friday 25 February. Please use the following dial-in numbers:

UK Toll free – 0800 358 7735
North America Toll free – 1866 932 5017
France Toll free – 0800 989 597
Germany Toll free – 0800 673 8348
Ireland Toll free – 1800 932 637
Italy Toll free – 800 088 741
Netherlands Toll free – 0800 265 9180
Switzerland Toll free – 0800 650 003

International Toll – +44 (0)20 7111 1244

Please quote confirmation code: 4909539#

Investor enquiries to:	Nick Temperley	+44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Rowan Pearman	+44 (0) 20 8978 4751
media@diageo.com